Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

December 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Signing Day Sports, Inc.

Request for Withdrawal of Offering Statement on Form 1-A

File No. 024-12425

To Whom it May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Signing Day Sports, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s offering statement on Form 1-A (File No. 024-12425), together with all exhibits thereto, initially publicly filed with the Commission on April 12, 2024 (the “Offering Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated Regulation A offering at this time. The Offering Statement has not been declared qualified and the Company confirms that no securities have been sold pursuant to the Offering Statement.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Respectfully,

Signing Day Sports, Inc.

By:	/s/ Daniel Nelson
Daniel Nelson
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.